PROSPECTUS SUPPLEMENT NO. 1 (To Prospectus dated June 19, 2009)	Filed Pursuant to Rule 424(b)(3) File No. 333-150277

IMMUNOCELLULAR THERAPEUTICS, LTD.

This Prospectus Supplement supplements our Prospectus dated June 19, 2009. This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in our Prospectus.

License of Monoclonal Antibody Product Candidate to Roche Group

In September 2009, we entered into a research and license option agreement regarding our ICT-69 monoclonal antibody product candidate with Roche Group, one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. Under the terms of the agreement, we have licensed to Roche the rights to investigate the potential of ICT-69 in the diagnosis and treatment of multiple myeloma and ovarian cancer for an upfront payment. Upon completion of the evaluation period, Roche has the right to acquire for an option exercise payment a commercial license for ICT-69 from us, which would result in total payments due to us of up to $32 million in the event that all developmental milestones are met for multiple indications. Royalties also will be payable to us based on Roche’s worldwide sales, if any, of ICT-69 products.

ICT-69 was designed using our DIAAD (differential immunization for antigen and antibody discovery) technology with the purpose of targeting human multiple myeloma and ovarian cancer cells. Preclinical data have demonstrated the ability of ICT-69 to target antigens specific to human multiple myeloma cells without binding to healthy tissues, making it a potential candidate for therapeutic applications associated with multiple myeloma as our preliminary data indicates that it directly targets malignant cells without corresponding damage to healthy cells. We hold four issued patents pertaining to ICT-69 and its ability to act as both a therapeutic antibody as well as a diagnostic tool for multiple myeloma and ovarian cancer.

Financial Statements and Financing

We are supplementing the Prospectus to include our unaudited financial statements as of and for the period ended September 30, 2009 that are set forth in Item 1 of Part 1 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, which we incorporate in the Prospectus by this reference and which is available on our website at www.imuc.com.

As of September 30, 2009, we had approximately $1,816,000 in working capital. We believe that our existing cash balances will be sufficient to fund our currently planned level of operations through at least the third quarter of 2010, although there is no assurance that such proceeds will be sufficient for this purpose.

On December 3, 2009, we entered into a preferred stock purchase agreement with Socius Capital Group, LLC (“Socius”). Pursuant to this agreement and subject to certain conditions, we may issue to Socius up to $10,000,000 of our newly created Series A preferred stock. The purchase price of the preferred stock is $10,000 per share. The shares of preferred stock that are issued to Socius will bear a cumulative dividend of 10% per annum, payable in shares of preferred stock, will be redeemable under certain circumstances and will not be convertible into shares of our common stock. Subject to the terms and conditions of this purchase agreement, we have the right to determine (i) the number of shares of preferred stock, if any, that we will require Socius to purchase from us, up to a maximum purchase price of $10,000,000, (ii) whether we will require Socius to purchase shares of the preferred stock in one or more tranches, and (iii) the timing of such required purchase or purchases of the preferred stock.

The terms of the preferred stock are set forth in a Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock that we have filed with the Delaware Secretary of State.

Pursuant to our agreement with Socius, we agreed to pay Socius a commitment fee of $500,000, with $250,000 payable when we make our first election to require Socius to purchase shares of preferred stock and with the remaining $250,000 payable when the aggregate amount of preferred stock purchased by Socius equals at least $5,000,000; provided, however, that the first $250,000 portion of the commitment fee will be due and payable on the six-month anniversary of the effective date of the registration statement described below even if no sales of preferred stock to Socius have occurred by that date. We have the right to elect to pay each installment of the commitment fee in immediately available funds or by delivery of shares of our common stock.

Concurrently with our execution of the purchase agreement, we issued to an affiliate of Socius a warrant to purchase shares of our common stock with an aggregate exercise price of up to $13,500,000, depending upon the amount of preferred stock that is purchased by Socius. Each time that we require Socius to purchase shares of our preferred stock, a portion of the warrant will become exercisable by Socius’ affiliate over a five-year period for a number of shares of our common stock equal to (i) the aggregate purchase price payable by Socius for such shares of preferred stock multiplied by 135%, with such amount divided by (ii) the per share warrant exercise price. The initial exercise price under the warrant is $1.04 per share of common stock. Thereafter, the exercise price for each portion of the warrant that becomes exercisable upon our election to require Socius to purchase preferred stock will equal the closing price of our common stock on the date that we deliver our election notice. Socius is entitled to pay the warrant exercise price in immediately available funds, by delivery of a secured promissory note or, if a registration statement covering the resale of our common stock subject to the warrant is not in effect, on a cashless basis.

Pursuant to our agreement with Socius, we agreed to file with the Securities and Exchange Commission a registration statement covering the resale of the shares of common stock that are issuable to Socius and its affiliate in satisfaction of the commitment fee and under the warrant.

Chief Financial Officer Employment Agreement

Effective October 30, 2009, we entered into a new Employment Agreement with C. Kirk Peacock under which he will continue to serve on a part-time basis as our Chief Financial Officer for a one-year term. Under this agreement, Mr. Peacock receives a monthly salary of $6,000 and was granted a seven-year non-qualified option to purchase 56,000 shares of our common stock at a price of $0.80 per share, with 50,000 shares covered by such option to vest in equal monthly installments over the one-year term of the agreement and with 50% of any those then unvested option shares to become vested if Mr. Peacock’s employment is terminated by us without cause. Provided that by October 29, 2010, all of our internal documentation and internal testing necessary to subsequently complete our Sarbanes-Oxley 404 audit has been finished, we will pay Mr. Peacock an additional $6,000 and a further 6,000 of his option shares will become vested. All vested shares covered by the option will be exercisable for 24 months after termination of Mr. Peacock’s employment for any reason other than termination by us for cause.

* * * * *

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 21, 2009.

2